December 30, 2014

Mara L. Ranson
Assistant Director
Jacqueline Kaufman
Staff Attorney
Dieter King
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Petrus Resources Corporation
Form RW-Withdrawal of Request for Acceleration
File No. 333-176879

Dear Ms. Ranson;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Petrus Resources Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Request for Acceleration of Registration Statement on Form S-1 as filed on December 29, 2014.

The Company requests withdrawal of the Request for Acceleration of Registration Statement as it inadvertently referenced the incorrect filing.

Please forward copies of the order consenting to the withdrawal of the Request for Acceleration of Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Regards,

/s/ Miguel Dotres
Miguel Dotres, President
Petrus Resources Corporation